Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2011
and year ended March 31, 2011

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of Timmins Gold Corp.

We have audited the accompanying consolidated financial statements of Timmins Gold Corp., which comprise the consolidated statements of financial position as at December 31, 2011, March 31, 2011 and April 1, 2010, and the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for the nine-month period ended December 31, 2011 and year ended March 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Timmins Gold Corp. as at December 31, 2011, March 31, 2011 and April 1, 2010 and its financial performance and its cash flows for the nine-month period ended December 31, 2011 and year ended March 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 28, 2012

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Expressed in US dollars)

		Nine months
		ended	Year ended
		December 31,	March 31,
	Note	2011	2011
			(Note 23)

Metal revenues		$90,768,679	$83,080,428

Cost of sales	5	42,317,395	40,192,963

Gross profit		48,451,284	42,887,465

Corporate and administrative expenses	5	11,875,283	7,761,054

Profit from operations		36,576,001	35,126,411

Other (expense) income, net		(33,274)	19,498
Finance expense	5	(2,549,550)	(12,810,430)
Loss on warrant liability	12	(1,003,240)	(3,677,544)
Foreign exchange loss		(275,615)	(46,490)
Profit before income tax		32,714,322	18,611,445

Income tax expense
Current income tax	15	5,327,395	678,777
Deferred income tax	15	6,513,315	11,342,178
		11,840,710	12,020,955

Earnings and comprehensive income for the
period		$20,873,612	$6,590,490

Weighted average shares outstanding:
Basic		138,591,964	134,792,996
Diluted		143,022,181	139,680,868

Earnings per share:
Basic	16	$0.15	$0.05
Diluted	16	$0.15	$0.05

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US dollars)

		Nine months
		ended	Year ended
		December 31,	March 31,
	Note	2011	2011
			(Note 23)
OPERATING ACTIVITIES
Profit before income tax		$32,714,322	$18,611,445
Items not affecting cash:
Depletion and depreciation	5	7,782,147	6,935,347
Finance expense	5	2,549,550	12,810,430
Loss on warrant liability	12	1,003,240	3,677,544
Share-based payments	14b)	5,361,371	687,928
Foreign exchange loss		275,615	67,231
Asset write-down		-	1,358,403
Finance expense paid		(1,274,384)	-
Income tax paid		(1,987,433)	-
Changes in non-cash working capital items:
Trade and other receivables		(5,224,308)	2,316,623
Inventories		(16,619,291)	(7,756,361)
Advances and prepaid expenses		(2,165,197)	42,027
Trade payables and accrued liabilities		1,614,255	3,993,375
Cash flows provided by operating activities		24,029,887	42,743,992

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(29,176,716)	(29,184,394)
Restricted cash		1,810,722	(1,765,970)
Other		-	(6,137)
Cash flows used in investing activities		(27,365,994)	(30,956,501)

FINANCING ACTIVITIES
Proceeds of long-term debt, net of transaction costs		18,168,550	-
Repayment of long-term debt		(12,558,895)	(15,613,712)
Shares issued for cash		2,021,805	6,547,394
Cash flows provided by (used in) financing activities		7,631,460	(9,066,318)

Effects of exchange rate changes on the balance of cash held in foreign currencies		(70,205)	243,922

Increase in cash		4,225,148	2,965,095
Cash, beginning of period		5,639,859	2,674,764
Cash, end of period		$9,865,007	$5,639,859

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in US dollars)

		December 31,	March 31,	April 1,
	Note	2011	2011	2010
			(Note 23)	(Note 23)
ASSETS
Current
Cash		$9,865,007	$5,639,859	$2,674,764
Restricted cash	10	-	1,765,970	-
Trade and other receivables	6	8,253,803	4,184,271	6,272,539
Inventories	7	29,182,801	14,321,775	6,372,361
Advances and prepaid expenses		2,759,943	594,746	650,823
Due from related party		-	-	91,966
Total current assets		50,061,554	26,506,621	16,062,453

Mineral properties, plant and equipment	8	107,677,591	87,203,035	65,914,550
Non-current unprocessed ore stockpile	7	4,480,769	-	-
Total assets		$162,219,914	$113,709,656	$81,977,003

LIABILITIES
Current
Trade payables and accrued liabilities	9	$15,884,416	$9,509,290	$4,371,038
Vendor loan	10	1,725,000	1,725,000	1,725,000
Current portion of long-term debt	13	17,245,442	12,038,469	7,985,273
Warrant liability	12	-	3,551,731	-
Total current liabilities		34,854,858	26,824,490	14,081,311

Deferred tax liabilities	15	22,562,255	16,048,941	3,963,514
Long-term debt	13	-	-	7,475,075
Other long-term liabilities	21	1,137,704	1,081,438	1,027,881
Provision for site reclamation and closure	11	2,065,132	1,607,145	1,232,687
Total liabilities		60,619,949	45,562,014	27,780,468

EQUITY
Issued capital	14	82,630,432	75,214,724	47,117,184
Convertible preference shares	14	-	-	13,665,620
Share-based payment reserve		9,169,072	4,006,069	4,085,189
Share purchase warrants	12	-	-	2,574,174
Retained earnings (deficit)		9,800,461	(11,073,151)	(13,245,632)
Total equity		101,599,965	68,147,642	54,196,535
Total liabilities and equity		$162,219,914	$113,709,656	$81,977,003

Commitments and contingencies (Note 21)
Subsequent events (Note 24)

Approved by the Directors

         “Bruce Bragagnolo”             Director                                    “Eugene Hodgson”              Director

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in US dollars)

	Number of		Convertible	Share-based	Share	Retained
	common		preference	payment	purchase	earnings
	shares	Issued capital	shares	reserve	warrants	(deficit)	Total equity
Balance at April 1, 2011	136,964,194	$75,214,724	$-	$4,006,069	$-	$(11,073,151)	$68,147,642
Earnings for the period	-	-	-	-	-	20,873,612	20,873,612
Share-based payments	-	-	-	5,361,371	-	-	5,361,371
Issue of shares on exercise of share options	1,025,000	469,115	-	-	-	-	469,115
Reclassification of grant date fair value on exercise of share options	-	198,368	-	(198,368)	-	-	-
Issue of shares on exercise of share purchase warrants	2,000,000	1,552,690	-	-	-	-	1,552,690
Reclassification of fair value on exercise of share purchase warrants	-	4,554,971	-	-	-	-	4,554,971
Shares issued for financing costs (Note 13)	301,933	640,564	-	-	-	-	640,564
Balance at December 31, 2011	140,291,127	$82,630,432	$-	$9,169,072	$-	$9,800,461	$101,599,965

Balance at April 1, 2010 (Note 23)	115,071,514	$47,117,184	$13,665,620	$4,085,189	$2,574,174	$(13,245,632)	$54,196,535
Earnings for the year	-	-	-	-	-	6,590,490	6,590,490
Reclassification of share purchase warrants on change in functional currency	-	-	-	-	(2,574,174)	(4,418,009)	(6,992,183)
Share-based payments	-	-	-	687,928	-	-	687,928
Issue of shares on exercise of share options	1,540,000	908,252	-	-	-	-	908,252
Reclassification of grant date fair value on exercise of share options	-	767,048	-	(767,048)	-	-	-
Issue of shares on exercise of share purchase warrants	9,352,680	5,638,624	-	-	-	-	5,638,624
Reclassification of fair value on exercise of share purchase warrants	-	7,117,996	-	-	-	-	7,117,996
Conversion of preference shares to common shares	11,000,000	13,665,620	(13,665,620)	-	-	-	-
Balance at March 31, 2011 (Note 23)	136,964,194	$75,214,724	$-	$4,006,069	$-	$(11,073,151)	$68,147,642

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange AMEX under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Change of year-end

In December, 2011, the Company changed its fiscal year-end from March 31 to December 31 in order to coincide with the financial reporting periods of other precious metal producing companies. As a result of this change, these audited consolidated financial statements are for the nine months ended December 31, 2011 and amounts presented are not comparable as the comparative period is the year ended March 31, 2011.

b)	Statement of compliance

These audited consolidated financial statements (“consolidated financial statements”) represent the Company’s first non- interim consolidated financial statements under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) with full note disclosures required for annual financial statements. IFRS represents standards and interpretations approved by the IASB and the Canadian Institute of Chartered Accountants, and are comprised of IFRSs, International Accounting Standards (“IAS”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB. The basis of presentation of these consolidated financial statements is different to that of the Company’s most recent annual audited consolidated financial statements (year ended March 31, 2011) due to the first-time adoption of IFRS. An explanation of how the transition to IFRS, with a transition date of April 1, 2010 (“the transition date”), has affected the reported financial position and financial performance of the Company is provided in Note 23. Note 23 includes reconciliations of the Company’s comparative consolidated statements of financial position, comparative consolidated statements of earnings and comprehensive income and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and as previously reported to those prepared and reported in these consolidated financial statements in accordance to IFRS.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 23, 2012.

c)	Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below, except for certain financial assets and liabilities which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

d)	Functional currency and presentation currency

These consolidated financial statements are presented in United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

2.	BASIS OF PREPARATION (Continued)

e)	Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in Note 3, apart from the estimations presented in Note 2f), that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

ii.	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties. Any proceeds generated from incidental metal sales prior to reaching the intended operating levels are offset against the costs capitalized; depletion of such capitalized costs commences upon reaching the intended operating levels. The consolidated statement of earnings and comprehensive income has been impacted by management’s determination that the San Francisco Mine reached the intended operating levels on April 1, 2010.

f)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i.	Impairments

The Company assesses its mineral properties, plant and equipment assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

ii.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

2.	BASIS OF PREPARATION (Continued)

The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

iii.	Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the estimation of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iv.	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2011, the carrying amount of stripping costs capitalized was $21,268,332.

v.	Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and subject to significant measurement uncertainty.

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

2.	BASIS OF PREPARATION (Continued)

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

vi.	Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

The estimates of future site reclamation and closure provisions are subject to change based on amendments to applicable laws and legislation. Future changes in site reclamation and closure provisions, if any, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

vii.	Deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

2.	BASIS OF PREPARATION (Continued)

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

viii.	Share-based payments

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model and are measured at fair value at the date of grant and is expensed to profit or loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in Note 1. All inter-company balances and transactions have been eliminated on consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in profit or loss for the period.

All entities maintain their financial records in currencies other than the functional currency. To translate the financial records to the functional currency, non-monetary assets and liabilities that are measured in terms of historical costs are translated using the exchange rate at the date of the transaction. Monetary balances are translated at the rates of exchange at the period end date. The translation difference resulting from translating the foreign currencies to the functional currency is recorded as a component of foreign exchange gain and loss.

As of April 1, 2010, the Company and the subsidiaries changed their functional currency from the Canadian dollar to the US dollar due to the commencement of commercial operations and the significant increase in the amount of US dollar revenue and production costs. Previously, the Mexican-based subsidiaries were primarily funded by the Company and had the Canadian dollar as their functional currency. The change in accounting for the Company and the subsidiaries was implemented prospectively from April 1, 2010, with a translation of all balances to US dollars at that date and re- establishment of historical cost for non-monetary assets.

c)	Cash equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)	Revenue recognition

Metal revenues are earned from the sale of refined metal and ore in process. Revenue from finished metal and ore in process sales is recognized when significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Metal revenues from sales are subject to adjustment upon final settlement based upon metal prices, weights and assays. These adjustments are netted within revenue.

e)	Inventories

The Company predominantly produces gold and silver. Inventories consist primarily of unprocessed ore stockpile, ore in process, finished metal inventory (doré inventory), and mining supplies. Doré represents a bar containing predominantly gold by value which must be refined offsite to return saleable metals. These inventories are valued at the lower of cost and NRV after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long-term sales contracts, less the estimated costs to complete production and bring the product to saleable form.

Write-downs of inventory are recognized in profit or loss as incurred. The Company reverses write-downs in the event that there is a subsequent increase in NRV.

i.	Unprocessed ore stockpile

This represents ore that has been mined and is available for further processing. The unprocessed ore stockpile is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to the stockpile based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion, depreciation and amortization relating to mining operations, and are removed at the average cost per ounce. As the unprocessed ore stockpile will not be further processed within one year of the date of these consolidated financial statements, the net carrying amount related to the stockpile has been classified as non-current unprocessed ore stockpile (Note 7).

ii.	Ore in process

The recovery of gold and silver is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion, depreciation and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of gold in ore in process inventory.

iii.	Finished metal inventory

Finished metal inventory consists of gold, silver and doré bars.

iv.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost.

Major spare parts and standby equipment are included in plant and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of plant and equipment.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Mineral properties, plant and equipment

i.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Exploration and evaluation expenditures comprise costs that are directly attributable to:

  researching and analyzing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods; and

  activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties. The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of write-offs and recoveries.

ii.	Mineral property and development costs

Mineral property development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated amortization and accumulated impairment losses. Costs associated with the commission of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the way intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties are amortized using the UOP method based on estimated proven and probable reserves and the costs of abandoned properties are written off in the period in which that decision is made by management.

The Company capitalizes the costs of developing mineral properties that are currently in production until such time that management can conclude the existence of additional proven and probable reserves resulting from the development activities. Upon determination of the additional proven and probable ounces, the development costs are amortized using the UOP method based on the total proven and probable reserves (previous remaining reserves plus new reserves).

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in profit or loss as incurred. Write-offs due to impairment in value are charged to profit or loss as incurred.

iii.	Stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent a future benefit to the mineral property, in which case stripping costs are capitalized.

A future benefit to the mineral property is demonstrated when access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. The amount capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.

The Company includes stripping costs in its production costs on an average life of mine stripping ratio basis based on tonnes of material mined. Periods where the ratio of waste material to ore exceeds the average life of mine stripping ratio result in deferral of the excess costs as an asset recorded within mineral properties (Note 8). Periods where the ratio of waste material to ore is lower than the average life of mine stripping ratio result in an inclusion in production costs of an amount of the previously deferred stripping costs.

iv.	Plant and equipment

Plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to profit or loss as incurred.

v.	Depletion, depreciation and amortization

Mineral property costs, excluding stripping costs capitalized during the production phase of a mine, are amortized when commercial production begins using the UOP method based on estimated proven and probable reserves.

Plant and equipment, including major components, are depreciated using the following depreciation methods:

Computer equipment	30% straight line method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% straight line method
Vehicles	25% straight line method
Mine equipment and buildings	UOP method
Plant and equipment	UOP method

Depreciation commences on the date the asset is available for use.

On April 1, 2010, the Company concluded that the San Francisco Mine had achieved a rate of production sufficient for it to be classified as being in commercial production. At December 31, 2011, the estimated remaining life of the mine is six years. This estimate is based on the life of mine plan prepared by the Company, which, in turn, is based on the estimate of the reserves and updated, as necessary, for subsequent revisions and updates to the estimate made based on the results of actual production.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

  by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

  as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to profit or loss as finance expense.

i.	Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

The obligation is measured initially at fair value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is amortized using either the straight-line method or UOP method, as appropriate.

The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is charged to profit or loss as finance expense.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is amortized on the same basis as the related asset.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

h)	Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options at the date of the grant is charged to profit or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgment. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in profit or loss with a corresponding charge to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and expensed. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

i)	Warrant liability

Upon adoption of the US dollar as the Company’s functional currency on April 1, 2010, the Company recorded an adjustment as a result of accounting for share purchase warrants issued using the principles of IAS 39 - Financial Instruments: Recognition and Measurement (Note 23). As the exercise price of the share purchase warrants is fixed in Canadian dollars (C$) and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received on exercise. On April 1, 2010, the fair value of the share purchase warrants was $6,992,183.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss as finance expense.

Upon exercise of share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity. At December 31, 2011, all share purchase warrants with exercise prices in a currency other than the functional currency had been exercised.

j)	Issued capital

Common shares are classified as issued capital. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from issued capital, net of any tax effects.

k)	Financial assets

Financial assets, other than derivatives, are classified as held for trading, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets classified as available-for-sale are measured initially at fair value plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income except for financial assets that are considered to be impaired, in which case the loss is recognized in profit or loss. The Company has not classified any assets as available for sale for any period presented.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial asset, or, where appropriate, a shorter period. The Company’s cash, restricted cash, trade and other receivables, and due from related party are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in profit or loss. Transaction costs are expensed for assets classified as FVTPL. The Company has not classified any assets as FVTPL for any period presented.

l)	Financial liabilities

Financial liabilities, which are trade payables, vendor loan, long-term debt, and other long-term liabilities, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in profit or loss. The Company’s previously outstanding embedded gold derivative and share purchase warrants with foreign currency exercise prices are classified as FVTPL.

m)	Impairment

i.	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as FVTPL, is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted, and the impact can be reliably measured. Objective evidence of impairment could include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against trade and other receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the impaired financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

In respect to available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

ii.	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs to sell and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated future production, recoverability of reserves, estimated future commodity prices and the expected future operating and capital costs.

The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in profit or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion, depreciation and amortization) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in profit or loss.

n)	Taxes

i.	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii.	Deferred tax

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

iii.	Mining taxes and royalties

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

o)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit of the Company by the weighted average number of common shares outstanding during the period. For purposes of calculating diluted earnings per share, the proceeds from the potential exercise of dilutive stock options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. Share options and share purchase warrants are included in the calculation of dilutive EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

p)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

4.	CHANGES IN ACCOUNTING STANDARDS

A number of new standards, and amendments to standards and interpretations, are not yet effective for the nine months ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. Those that are expected to be applicable to the consolidated financial statements of the Company are discussed below.

Accounting standards effective January 1, 2012

i.	Financial instruments disclosure

In October, 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

ii.	Income taxes

In December, 2010, the IASB issued an amendment to IAS 12 - Income Taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier adoption permitted.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

i.	Consolidation

In May, 2011, the IASB issued IFRS 10 - Consolidated Financial Statements, which supersedes SIC 12 - Consolidation - Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities, which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

ii.	Joint arrangements

In May, 2011, the IASB issued IFRS 11 - Joint Arrangements which supersedes IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (Continued)

IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

iii.	Fair value measurement

In May, 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board to develop common requirements for defining and measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements.

IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

iv.	Financial statement presentation

In June, 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements that require an entity to group items presented in the statement of comprehensive income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

v.	Stripping costs in the production phase of a surface mine

In October, 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted and includes guidance on transition for pre-existing stripping assets.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

i.	Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November, 2009 and October, 2010, phase one of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

4.	CHANGES IN ACCOUNTING STANDARDS (Continued)

In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	EXPENSES

Cost of sales for the nine months ended December 31, 2011 and year ended March 31, 2011 are as follows:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2011	2011
Costs of mining	$33,602,000	$39,873,973
Crushing and gold recovery costs	15,880,957	11,379,148
Mine site administration costs	2,923,385	3,837,892
Deferred stripping	(6,031,222)	(15,237,109)
Transport and refining	245,492	285,934
Depreciation and depletion	7,782,147	6,935,347
Net change in inventories	(12,085,364)	(6,882,222)
Cost of sales	$42,317,395	$40,192,963

Corporate and administrative expenses for the nine months ended December 31, 2011 and year ended March 31, 2011 are as follows:

		Nine months
		ended	Year ended
		December 31,	March 31,
	Note	2011	2011
Salaries		$2,260,754	$907,004
Consulting and professional fees		2,217,958	1,765,405
Investor relations		498,646	648,050
Share-based payments	14b)	5,361,371	687,928
Travel		526,516	328,232
Insurance		208,270	74,240
Rent		273,914	91,043
Other		527,854	263,004
Asset write-down	8	-	1,358,403
Acquisition costs		-	1,637,745
Corporate and administrative expenses		$11,875,283	$7,761,054

During the year ended March 31, 2011, $1,637,745 was incurred in legal and professional fees relating to the attempted acquisition of a gold company. The acquisition was not completed and as a result these costs have been expensed.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

5.	EXPENSES (Continued)

Finance expense for the nine months ended December 31, 2011 and year ended March 31, 2011 are as follows:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2011	2011
Loss on Embedded Derivative	$814,870	$4,937,219
Gain on early extinguishment of Gold Loan	(856,408)	-
Interest on long-term debt	1,274,384	-
Accretion of long-term debt	1,184,035	7,791,083
Accretion of provision for site reclamation and closure and other long-term liabilities	132,669	82,128
Finance expense	$2,549,550	$12,810,430

6.	TRADE AND OTHER RECEIVABLES

	December 31,	March 31,	April 1,
	2011	2011	2010
Trade receivable	$1,651,908	$644,475	$2,506,337
VAT receivables	6,234,619	3,263,059	3,432,336
Other	367,276	276,737	333,866
	$8,253,803	$4,184,271	$6,272,539

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable.

7.	INVENTORIES

	December 31,	March 31,	April 1,
	2011	2011	2010
Ore in process	$23,174,226	$10,465,571	$4,026,130
Finished metal inventory	-	623,292	-
Supplies	6,008,575	3,232,912	2,346,231
Unprocessed ore stockpile	4,480,769	-	-
	33,663,570	14,321,775	6,372,361
Less: non-current unprocessed ore stockpile	(4,480,769)	-	-
	$29,182,801	$14,321,775	$6,372,361

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

				Exploration
	Mineral	Plant and	Deferred	and
	properties	equipment	stripping	evaluation	Total
Cost
At April 1, 2011	$47,287,665	$30,085,448	$15,237,110	$1,795,195	$94,405,418
Expenditures	16,212,359	7,812,836	6,031,222	568,242	30,624,659
Disposals	-	(34,389)	-	-	(34,389)
Change in reclamation obligation	381,584	-	-	-	381,584
At December 31, 2011	63,881,608	37,863,895	21,268,332	2,363,437	125,377,272
Accumulated amortization
At April 1, 2011	4,150,283	3,052,100	-	-	7,202,383
Amortization expense	6,105,569	4,399,212	-	-	10,504,781
Disposals	-	(7,483)	-	-	(7,483)
At December 31, 2011	10,255,852	7,443,829	-	-	17,699,681
Carrying amount at December 31, 2011	$53,625,756	$30,420,066	$21,268,332	$2,363,437	$107,677,591

				Exploration
	Mineral	Plant and	Deferred	and
	properties	equipment	stripping	evaluation	Total
Cost
At April 1, 2010	$40,336,932	$24,559,229	$-	$1,361,770	$66,257,931
Expenditures	6,658,403	5,526,219	15,237,110	1,791,828	29,213,560
Impairments	-	-	-	(1,358,403)	(1,358,403)
Change in reclamation obligation	292,330	-	-	-	292,330
At March 31, 2011	47,287,665	30,085,448	15,237,110	1,795,195	94,405,418
Accumulated amortization
At April 1, 2010	-	343,381	-	-	343,381
Amortization expense	4,150,283	2,708,719	-	-	6,859,002
At March 31, 2011	4,150,283	3,052,100	-	-	7,202,383
Carrying amount at March 31, 2011	43,137,382	27,033,348	15,237,110	1,795,195	87,203,035
Carrying amount at April 1, 2010	$40,336,932	$24,215,848	$-	$1,361,770	$65,914,550

a)	Mineral properties

San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010, although the Company continues to conduct and incur some exploration and development costs which are being capitalized. The San Francisco Property includes the titles to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Continued)

Mineral properties include properties which are under exploration and development and are non-depletable, as well as the San Francisco property, which began commercial production on April 1, 2010. The carrying amounts of these two categories of mineral properties are as follows:

	December 31,	March 31,	April 1,
	2011	2011	2010
Non-depletable mineral properties	$5,807,096	$1,800,735	$40,336,932
Depletable mineral property (San Francisco Mine)	47,818,660	41,336,647	-
	$53,625,756	$43,137,382	$40,336,932

b)	Exploration and evaluation

The Company is holding and exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

i.	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

ii.	Cocula Property

On July 18, 2007, the Company finalized an option agreement to acquire the Cocula Property in Jalisco, Mexico. The terms of the option agreement required the Company to make a final payment of $1,050,000 on or before July 18, 2011. During the year ended March 31, 2011, management determined that they would not proceed with the final option payment on this property and cumulative expenditures were written off for a total of $1,358,403 during the year ended March 31, 2011.

iii.	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement requires the Company to make a final payment of $1,395,000 on March 31, 2012.

The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay $500,000 for every half per cent (0.50%), to a maximum of $1,500,000.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the Picacho area.

iv.	Other properties

In November 23, 2010, the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $2,000,000 at various dates up to January, 2015.

On November 24, 2010, the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. To earn its interest, the Company is required to make payments of up to $1,000,000 and incur exploration expenditures of up to $2,000,000 at various dates up to November, 2013.

The Company has received title to the Santa Maria del Oro claim in Jalisco, Onesimo claims in Mazapil-Conception del Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	March 31,	April 1,
	2011	2011	2010
Trade payables	$11,631,751	$7,204,741	$4,218,118
Income taxes payable	3,932,113	678,777	-
Accrued liabilities	272,671	1,605,170	144,762
Other	47,881	20,602	8,158
	$15,884,416	$9,509,290	$4,371,038

10.	VENDOR LOAN AND RESTRICTED CASH

Restricted cash includes amounts not available for use by the Company or subsidiaries.

Under the San Francisco Property Acquisition Agreement signed in 2007 (“the Acquisition Agreement”), the Company was required to purchase certain mine equipment and buildings from the vendor for $4,025,000. Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010, without interest.

As a result, the full acquisition price of the vendor loan had been discounted at an annualized rate of 6.775% to reflect the implied interest rate. The balance remained unpaid to the vendor after March 11, 2010 due to mutual deferrals and extenuating circumstances as noted below. The balance outstanding at December 31, 2011 was $1,725,000 (March 31, 2011 - $1,725,000; April 1, 2010 - $1,725,000). The balance remains unpaid due to continuing mutual deferrals between the Company and the vendor.

During the year ended March 31, 2011, an order was issued by Mexico Tax Administration Service (“SAT”) requiring the Company to directly pay amounts owed under the Acquisition Agreement to SAT rather than to the vendor through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to SAT. In January, 2011, the order was overturned by a Mexican tax court, which was subsequently appealed by SAT. In May, 2011, a Mexican appellate court judgment was issued confirming that the garnishment order laid down by SAT was imposed with insufficient legal support and the Company started an administrative process to release the 21,046,932 Mexican pesos ($1,810,722) of previously restricted funds. The cash was released from restrictions on July 5, 2011.

At December 31, 2011, the restricted cash balance was $nil (March 31, 2011 - $1,765,970; April 1, 2010 - $nil).

11.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at April 1, 2010	$1,232,687
Accretion of discounted cash flows	82,128
Change in estimated cash flows and assumptions	292,330
Balance at March 31, 2011	1,607,145
Accretion of discounted cash flows	76,403
Change in estimated cash flows and assumptions	381,584
Balance at December 31, 2011	$2,065,132

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

11.	PROVISION FOR SITE RECLAMATION AND CLOSURE (Continued)

During the nine months ended December 31, 2011 and the year ended March 31, 2011, the Company reassessed its provision for site reclamation and closure based on an independent technical reports and to reflect the additional liability incurred with the commencement of mining operations on April 1, 2010.

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is $2,203,925 (March 31, 2011 - $2,002,051; April 1, 2010 - $1,584,543) The cash flows have been inflated by the rate of 5% which is consistent with the rate used for the year ended March 31, 2011, and discounted using the pre-tax risk-free rate of 1.09% (March 31, 2011 and April 1, 2010 - 3.09%). The provision for site reclamation and closure is not expected to be paid for several years into the future and is intended to be funded from cash balances at the time of the mine closure.

12.	WARRANT LIABILITY

At December 31, 2011, the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $nil (March 31, 2011 - $3,551,731; April 1, 2010 - $6,992,183) due to the share purchase warrants being fully exercised during September, 2011. The fair value of the share purchase warrants on exercise was $4,554,971 and was reclassified to equity along with the C$1,600,000 ($1,552,690) proceeds from exercise. The change in fair value for the nine months ended December 31, 2011 was a loss of $1,003,240 (year ended March 31, 2011 - loss of $3,677,544).

At December 31, 2011, share purchase warrant transactions are summarized as follows:

		Weighted average
	Number of share	exercise price
	purchase warrants	(C$)
Outstanding at April 1, 2010	11,352,780	0.65
Exercised	(9,352,680)	0.62
Expired	(100)	0.60
Outstanding at March 31, 2011	2,000,000	0.80
Exercised	(2,000,000)	0.80
Outstanding at December 31, 2011	-	-

13.	LONG-TERM DEBT

On January 22, 2010, the Company issued $15,000,000 in notes to Sprott Asset Management LP (the “Gold Loan”). Gold Loan holders were also granted an aggregate of three million share purchase warrants exercisable for 24 months at a price of C$0.80. These share purchase warrants were valued at $1,732,278 using the Black-Scholes option pricing model with the following assumptions: (i) volatility - 101%, (ii) interest rate - 1.22%, (iii) term - 734 days, and (iv) dividends - $nil. The Gold Loan was to be repaid in 12 monthly instalments commencing in September, 2010. Each monthly payment would be the US dollar cash equivalent of 1,667 ounces of gold.

In addition, the Company had guaranteed that the holders of the Gold Loan would receive minimum nominal payments over the term of the loan totalling $18,375,000. The loan was secured by among other things, a first charge on the assets of MdN. After considering the separate recognition of the share purchase warrants referred to above, the debt was recorded at a discount to its face value.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

13.	LONG-TERM DEBT (Continued)

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company had determined that the Gold Loan contained a derivative, which was embedded in the US dollar denominated debt instrument (“the Embedded Derivative”). This derivative was the equivalent of a series of 12 gold forward sales contracts which mature on each of the principal repayment dates. As a result, the value of the loan was revalued each period to recognize the change in value of the derivative with changes in the value being recorded as finance expense. The loss on revaluation the Embedded Derivative during the nine months ended was $814,870 (year ended March 31, 2011 - $4,937,219). In addition, the debt discount was amortized using the effective interest method to each of the scheduled principal payment dates.

	December 31,	March 31,	April 1,
	2011	2011	2010
Accreted principal amount of Gold Loan	$-	$9,158,243	$14,841,535
Gold Loan embedded derivative fair value	-	2,880,226	618,813
	$-	$12,038,469	$15,460,348

In May, 2011, the Company reached agreement with Sprott Asset Management LP to renegotiate the Gold Loan and consequently stopped making any further payments.

On June 1, 2011, the Company repaid the Gold Loan for a cash total of $12,558,895, which was the sum of the accreted principal and embedded derivative.

On June 1, 2011, the Company entered into a new C$18,000,000 ($17,245,442) debt agreement (“the debt agreement”) with Sprott Resource Lending Partnership, LP. (“the Lender”). The amounts advanced under the terms of the debt agreement were first used to repay the Gold Loan, with the remainder available for working capital purposes, and are repayable in full on July 29, 2012, bearing interest at 1% per month.

The effective interest rate of the debt agreement is 17.05% for the nine months ended December 31, 2011. Under the terms of the debt agreement, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the debt agreement. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the debt agreement.

As part of the refinancing, the Company issued 301,933 common shares to the Lender as payment for a facility bonus and standby facility break fee associated with the new debt agreement. The $640,564 fair value of this share issuance was considered to represent additional transaction costs and have been included as an adjustment to the initial fair value of long-term debt and will be amortized over the term of the loan using the effective interest method.

The current portion of each debt agreement at December 31, 2011, March 31, 2011 and April 1, 2010 is as follows:

	December 31,	March 31,	April 1,
	2011	2011	2010
Gold Loan - current portion	$-	$12,038,469	$7,985,273
Debt agreement - current portion	17,245,442	-	-
Total current portion	$17,245,442	$12,038,469	$7,985,273

At December 31, 2011, no accrued interest on long-term debt was included in trade payables and accrued liabilities.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

14.	EQUITY

a)	Authorized share capital

  Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments.

  Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At December 31, 2011, there were 140,291,127 issued and outstanding shares (March 31, 2011 - 136,964,194; April 1, 2010 - 115,071,514).

On July 14, 2008, the Company closed a private placement which consisted of 11,000,000 special warrants at a price of C$1.30 per special warrant, which was exercisable without payment of any additional consideration into a unit consisting of one convertible preference share and a 0.318 convertible share purchase warrant for a total of 3,500,000 share purchase warrants. On September 30, 2008, all 11,000,000 units were exercised into 11,000,000 convertible preference shares and 3,500,000 share purchase warrants, the latter of which all expired October 1, 2008. These convertible preference shares were considered common share equivalents for EPS purposes. On September 13, 2010, all 11,000,000 convertible preference shares were exercised and converted to 11,000,000 common shares.

b)	Share options

The Company has an incentive share option plan in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive share options granted to any one individual.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

Share option transactions and the number of share options outstanding are summarized as follows:

		Weighted average
	Number of share	exercise price
	options	(C$)
Outstanding, April 1, 2010	7,950,000	0.77
Exercised	(1,540,000)	0.67
Expired	(375,000)	0.96
Cancelled	(160,000)	0.54
Outstanding, March 31, 2011	5,875,000	0.78
Granted	4,000,000	2.50
Exercised	(1,025,000)	0.44
Outstanding at December 31, 2011	8,850,000	1.60
Exercisable at December 31, 2011	6,800,000	1.33

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

14.	EQUITY (Continued)

Share options outstanding and exercisable at December 31, 2011 are as follows:

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise	Number of	exercise	remaining life	Number of	exercise	remaining life
price range	options	price	of options	options	price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.70 - 1.00	4,850,000	0.86	1.70	4,850,000	0.86	1.70
2.35 - 2.75	4,000,000	2.49	4.30	1,950,000	2.49	4.30
	8,850,000	1.60	2.88	6,800,000	1.33	2.45

The weighted average share price at the date of exercise for share options exercised during the nine months ended December 31, 2011 was C$2.39 (year ended March 31, 2011 - C$2.03) . The fair value of share options recognized as an expense during the nine months ended December 31, 2011 was $5,361,371 (year ended March 31, 2011 - $687,928). For the 4,000,000 share options granted during the nine months ended December 31, 2011, the weighted average grant date fair value per option was $1.48 (C$1.43) (no share options were granted in the year ended March 31, 2011).

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the nine months ended December 31, 2011 (no share options were granted in the year ended March 31, 2011):

Nine months ended December 31, 2011
Risk-free interest rate	2.12%
Expected life of options	3.2 years
Annualized volatility	88%
Dividend rate	0%

The fair value of each share option payment is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the table above.

Expected volatilities are based on historical volatility of the Company’s shares. The Company uses historical data to estimate share option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected forfeiture rate represents the cumulative historical rate of forfeitures occurring within the vesting period.

15.	INCOME TAXES

For the nine months ended December 31, 2011, the Company incurred $5,327,395 of current income tax (year ended March 31, 2011 - $678,777). During the year ended March 31, 2011, the current tax provision was reduced by utilizing previously unrecognized loss carry forwards. By the end of the current fiscal year, the Company has fully utilized the non- capital loss carry forward balances of MdN.

For the nine months ended December 31, 2011, the Company incurred $6,513,315 of deferred income tax (year ended March 31, 2011 - $11,342,178). The amounts in all periods related primarily to the recognizing the tax effects on changes in timing differences from mineral property and equipment balances.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

15.	INCOME TAXES (Continued)

a)	Rate changes

In late 2009, the Mexican government enacted tax reform that included a 2% increase in corporate taxes that increased the rate from 28% to 30%. The tax rate in Mexico is scheduled to reduce to 28% in 2014. Also, included in this tax reform was the introduction of a minimum flat tax levied at the rate of 17.5% on cash flows of Mexican corporations. A company doing business in Mexico must pay the greater of the general corporate income tax or the flat tax.

b)	Rate reconciliation

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to profit before income taxes. Substantially all of the Company’s taxable income is generated in Mexico and is subject to Mexico’s 30% tax rate. The impact of being subject to this higher tax rate, as well as other differences, is included in the following items:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2011	2011
Profit before income tax expense	$32,714,322	$18,611,445
Canadian federal and provincial income tax rates	26.50%	28.00%
Expected income tax expense	8,669,295	5,211,205
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	1,450,205	806,271
Non-deductible expenses	1,477,490	4,738,521
Benefit of recognizing previously unrecognized loss carry forwards	-	(916,230)
Impact of difference in functional and tax currencies	(821,261)	(702,665)
Difference in future and current tax rates	(403,243)	(251,851)
Losses and temporary differences for which an income tax asset has not been recognized	1,468,224	3,135,704
Income tax expense	$11,840,710	$12,020,955

c)	Deferred tax assets and liabilities

The composition of the Company's deferred tax assets and liabilities at December 31, 2011, March 31, 2011, and April 1, 2010 are as follows:

	December 31,	March 31,	April 1,
	2011	2011	2010
Deferred income tax assets:
Non-capital losses	$-	$-	$4,534,829

Deferred income tax liabilities:
Mineral properties book value in excess of tax value	$(22,562,255)	$(16,048,941)	$(8,498,343)
Deferred income tax liabilities, net:	$(22,562,255)	$(16,048,941)	$(3,963,514)

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

15.	INCOME TAXES (Continued)

The Company's unrecognized deferred tax assets at December 31, 2011, March 31, 2011, and April 1, 2010 are as follows:

	December 31,	March 31,	April 1,
	2011	2011	2010
Deferred income tax assets:
Non-capital losses	$7,341,869	$5,430,506	$3,781,669
Other credits and tax assets	189,554	614,881	-
Share issuance costs	382,956	400,768	283,403
Deferred income tax assets	7,914,379	6,446,155	4,065,072

The non-capital losses have expiry dates while the remainder of the unrecognized deferred tax assets have no expiry dates.

d)	Non-capital losses

At December 31, 2011, the Company has losses for income tax purposes in Canada and Mexico which may be used to reduce future taxable income. The income tax benefit, if any, of these losses have not been recorded in these consolidated financial statements because of the uncertainty of their recovery.

The future expiration of unrecognized tax losses at December 31, 2011 are as follows:

Operating losses for tax purposes	Canada	Mexico	Total
Expire in:
2015	$-	$7,458	$7,458
2016	-	68,668	68,668
2017	-	132,295	132,295
2018	-	976,914	976,914
2019	-	902,255	902,255
2020	-	219,514	219,514
2021	-	3,009,756	3,009,756
2022 - 2025	-	-	-
2026	117,781	-	117,781
2027	735,988	-	735,988
2028	2,115,900	-	2,115,900
2029	1,849,201	-	1,849,201
2030	4,124,695	-	4,124,695
2031	14,469,026		14,469,026
	$23,412,591	$5,316,860	$28,729,451

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

16.	EARNINGS PER SHARE

	Nine months ended December 31, 2011			Year ended March 31, 2011
		Weighted			Weighted
		average			average
	Profit after	shares	Per share	Profit after	shares	Per share
	tax	outstanding	amount	tax	outstanding	amount
Basic EPS	$20,873,612	138,591,964	0.15	$6,590,490	134,792,996	$0.05
Effect of dilutive securities:
Share options	-	3,562,041	-	-	4,043,491	-
Warrants	-	868,176	-	-	844,381	-
Diluted EPS	$20,873,612	143,022,181	0.15	$6,590,490	139,680,868	$0.05

For the nine months ended December 31, 2011 and year ended March 31, 2011, no outstanding share options were excluded from the calculation of the diluted earnings per share.

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

		Nine months
		ended	Year ended
		December 31,	March 31,
	Note	2011	2011
Shares issued for debt issuance costs	13	$640,564	$-

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At December 31, 2011 and March 31, 2011, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

	December 31, 2011		March 31, 2011
	Level 1	Level 2	Level 1	Level 2
Warrant liability (Note 12)	$-	$-	$-	$3,551,731
Embedded Derivative (Note 13)	$-	$-	$-	$2,880,226

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At December 31, 2011, there were no financial assets or liabilities measured and recognized in the consolidated statement of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy above (March 31, 2011 - $nil; April 1, 2010 - $nil). The Gold Loan was recognized in two components with the debt host instrument measured at its accreted principal amount. The Embedded Derivative, which was classified as FVTPL, was recorded in addition to the principal and was measured at fair value. The fair value of share purchase warrants is based on a Black-Scholes option pricing model which incorporates market prices of the underlying shares.

b)	Derivative financial instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market prices of gold and silver and foreign exchange rates. At December 31, 2011, the Company had not entered into any such derivative contracts.

c)	Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, commodity price risk, equity price risk, currency risk, liquidity risk, and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of VAT receivable from the Mexican tax authorities and for any gold and silver sales and related receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2011, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash and short-term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions.

ii.	Commodity price risks

Beginning with the commissioning of the San Francisco Mine, the Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also to many consumables that are used in the production of gold and silver. Similarly, the Embedded Derivative (Note 13) was also sensitive to the price of gold. The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

iii.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s earnings and other comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary liabilities held in foreign currencies:

	December 31,	March 31,
	2011	2011
Canadian dollar	$17,542,749	$16,850,329
Mexican peso	2,814,395	3,044,929
	$20,357,144	$19,895,258

The effect on profit before taxes at December 31, 2011 of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the above mentioned financial and non-financial assets and liabilities of the Company is estimated to be $2,035,714 (March 31, 2011 - $1,989,526) assuming that all other variables remained constant. This calculation is based on the Company’s statement of financial position exposure at December 31, 2011.

iv.	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans. The Company’s overall liquidity risk has decreased since the San Francisco Mine was placed into commercial production on April 1, 2010 due to the metal revenues and positive net cash flows from operations generated since that time. Although the Company has transitioned to the operating stage and has generated metal revenues and net cash flow from operations during the nine months ended December 31, 2011, no assurance may be given that external financing will be available should the Company’s Board of Directors determine that such additional financing will be necessary. The Company’s long-term debt matures on July 29, 2012 (Note 13), until which time the Company must only pay interest.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

A summary of future operating commitments is presented in Note 21 and a summary of non-discounted liabilities is as follows:

		Less than			Greater than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
Trade payables and accrued liabilities	$15,884,416	$15,884,416	$-	$-	$-
Vendor loan	1,725,000	1,725,000	-	-	-
Long-term debt	17,245,442	17,245,442	-	-	-
Other long-term liabilities	1,233,392	-	1,233,392	-	-
Provision for site reclamation and closure	2,203,925	-	-	-	2,203,925
	$38,292,175	$34,854,858	$1,233,392	$-	$2,203,925

v.	Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and interest expense incurred on long-term borrowings are exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has limited short-term investments and the debt agreement entered into during the current period has a fixed interest rate throughout its term that ends on July 29, 2012 (Note 13).

At December 31, 2011, a 1% increase of the effective interest rate on the new debt agreement would decrease its fair value by $97,304. Additionally, a 1% decrease of the effective interest rate on the debt agreement would increase its fair value by $97,939. The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks.

vi.	Fair value disclosures

The carrying values of cash, restricted cash, trade and other receivables, and trade payables and accrued liabilities approximate their fair value based on their short-term nature.

The carrying value of the loan obtained under the terms of the vendor loan agreement (Note 10) approximates fair value given its short-term and as it has been amortized using the effective interest method. The carrying value of the long- term liability related to the mining contract (Note 21) approximates its fair value as it has been discounted at an interest rate reflecting the implied interest rate. At December 31, 2011, the fair value of the new debt agreement is $17,493,987 as determined by discounting the future cash flows by a discount factor based on an interest rate of 17.05%, which reflects the Company’s effective interest rate on the loan.

19.	RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the nine months ended December 31, 2011 and year ended March 31, 2011, the Company entered into the following transactions with related parties:

  The Company incurred $219,891 (year ended March 31, 2011 - $424,233) of geological and consulting fees to directors and officers. At December 31, 2011, $97,162 (March 31, 2011 - $24,304; April 1, 2010 - $(2,666)) was due to (from) these directors and officers.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

19.	RELATED PARTY TRANSACTIONS (Continued)

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company and include the President, the Chief Executive Officer, the Chairman, the Chief Financial Officer, the Chief Operations Officer, directors, and the General Manager of the San Francisco Mine.

Key management compensation includes:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2011	2011
Salaries and benefits	$1,159,996	$834,311
Bonuses	500,596	50,748
Share-based payments	3,542,528	338,209
	$5,203,120	$1,223,268

Salaries, benefits and bonuses are included in corporate and administrative expenses.

20.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated equity and long-term debt, net of cash.

	December 31,	March 31,	April 1,
	2011	2011	2010
Equity	$101,599,965	$68,147,642	$54,196,535
Current portion of long-term debt	17,245,442	12,038,469	7,985,273
Long-term debt	-	-	7,475,075
	118,845,407	80,186,111	69,656,883
Less: Cash	(9,865,007)	(5,639,859)	(2,674,764)
	$108,980,400	$74,546,252	$66,982,119

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company also has in place a rigorous planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2011, the Company anticipates its capital resources and projected future cash flows from operation of the San Francisco Mine to support its normal operating requirements on an ongoing basis as well as the planned development and exploration of its mineral and exploration properties. At December 31, 2011, the Company is not subject to any externally imposed capital requirements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

21.	COMMITMENTS AND CONTINGENCIES

The Company has certain operating commitments which require future minimum payments over the following time periods:

		Less than			Greater than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
Future operating commitments	$41,493,117	$30,774,291	$10,718,826	$-	$-

Operating commitments include a guarantee provided by the Company for the office premises at its corporate office.

The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months (December 31, 2011 - 15 months remaining), and is at a contracted price of $1.64 per tonne of material mined (plus value added tax). Under the Peal contract, the Company is responsible for demobilization costs of $900,000 (plus value added tax) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. The carrying value of this obligation is $1,137,704 (March 31, 2011 - $1,081,438; April 1, 2010 - $1,027,881).

The Company will also have commitments with regards to payments going to El Picacho, San Onesimo and Quila exploration properties at various dates until January, 2015.

On June 17, 2011, the Company entered into an exclusive contract with Metalurgica Laczano for the purchase of 1,200,000 kilograms (“kg”) of sodium cyanide over the period August, 2011 and August, 2012. More specifically, 100,000kg of cyanide would be provided monthly at a price of $4.00/kg (plus value added tax) with the Company being invoiced on a monthly basis.

22.	SEGMENTED INFORMATION

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in two geographical areas, Canada and Mexico. Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

At December 31, 2011, all of the Company’s operating and capital assets are located in Mexico except for $1,070,143 (March 31, 2011 - $772,562; April 1, 2010 - $1,003,147) of cash and other current assets which are held in Canada.

On April 1, 2010, the Company began commercial production and began recording metal revenues. During the nine months ended December 31, 2011, the Company had sales agreements with two major customers based in the United States which constitute 100% of metal revenues; 97% to customer A and 3% to customer B (year ended March 31, 2011 - 98% to customer A and 2% to customer B). However, due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

23.	TRANSITION TO IFRS

The Company’s IFRS accounting policies presented in Note 3 have been applied in preparing these consolidated financial statements, the comparative information and the opening consolidated statement of financial position at the transition date.

The Company has applied IFRS 1 - First-time Adoption of International Financial Reporting Standards in preparing these consolidated financial statements. The effects of the transition to IFRS on equity, earnings and comprehensive income and cash flows are presented in this section and are further explained in the notes that accompany the tables presented below.

First-time adoption of IFRS and exemptions applied

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening consolidated statement of financial position at the transition date:

Business combinations

IFRS 1 permits the first-time adopter to not apply IFRS 3 - Business Combinations retrospectively to business combinations that occurred before the transition date. The use of this IFRS 1 exemption does not preclude a review of the terms of past acquisitions to identify any assets or liabilities that would need to be recognized or derecognized had the acquiree been applying IFRS. The exemption also applies to transactions which were accounted for as asset acquisitions under Canadian GAAP but which meet the definition of a business under IFRS. The Company elected to apply this exemption at the transition date and has not restated business combinations that occurred prior to April 1, 2010.

Share-based payment

This exemption permits the first-time adopter to not apply IFRS 2 - Share-based Payment to equity instruments that vested before the transition date or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to April 1, 2010.

Cumulative foreign currency translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 - The Effects of Changes in Foreign Exchange Rates for cumulative foreign currency translation differences that existed at the transition date. Due to the Company’s change in presentation currency, $3,817,495 has been recorded for cumulative foreign currency translation reserve for the periods prior to April 1, 2010. The Company has chosen to apply this election and has eliminated the cumulative foreign currency translation reserve and adjusted deficit by the same amount at the transition date. As a result of this election, if, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

Decommissioning liabilities included in the cost of mineral properties, plant and equipment

Under IFRIC 1 - Changes in Existing Decommissioning, Restoration and Similar Liabilities certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the transition date and instead re-measure them in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the transition date. The Company has elected to apply this exemption.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

23.	TRANSITION TO IFRS (Continued)

Borrowing costs

IAS 23 - Borrowing Costs requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset. IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date. The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets prospectively from the transition date. Borrowing costs expensed prior to April 1, 2010 under Canadian GAAP were not capitalized.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

23.	TRANSITION TO IFRS (Continued)

Consolidated Statements of Earnings and Comprehensive Income

		For the year ended March 31, 2011

		Canadian GAAP	Translated to	IFRS
	Note	in C$	US dollar	adjustment	IFRS

Metal revenues		$84,351,172	$83,080,428	$-	$83,080,428

Cost of sales		40,884,974	40,192,963	-	40,192,963

Gross profit		43,466,198	42,887,465	-	42,887,465

Corporate and administrative expenses	e)	8,359,814	8,323,028	(561,974)	7,761,054

Profit from operations		35,106,384	34,564,437	561,974	35,126,411

Other income, net		20,036	19,498	-	19,498
Finance expense	d),f),g)	(12,604,760)	(12,362,246)	(448,184)	(12,810,430)
Loss on warrant liability	c)	-	-	(3,677,544)	(3,677,544)
Foreign exchange gain (loss)	b)	611,968	620,846	(667,336)	(46,490)
Profit before income tax		23,133,628	22,842,535	(4,231,090)	18,611,445

Income tax expense
Current income tax		659,047	678,777	-	678,777
Deferred income tax	h)	11,010,527	10,821,947	520,231	11,342,178
		11,669,574	11,500,724	520,231	12,020,955

Earnings for the year		11,464,054	11,341,811	(4,751,321)	6,590,490

Exchange differences on translating foreign operations, net of tax	a)	-	2,868,674	(2,868,674)	-

Total comprehensive income		$11,464,054	$14,210,485	$(7,619,995)	$6,590,490

Weighted average shares outstanding:
Basic		134,792,996	134,792,996	134,792,996	134,792,996
Diluted		139,680,868	139,680,868	139,680,868	139,680,868

Earnings per share:
Basic		$0.09	$0.11	$(0.06)	$0.05
Diluted		$0.08	$0.10	$(0.05)	$0.05

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

23.	TRANSITION TO IFRS (Continued)

Consolidated Statements of Cash Flows

		For the year ended March 31, 2011

		Canadian GAAP	Translated to	IFRS
	Note	in C$	US dollar	adjustment	IFRS

OPERATING ACTIVITIES
Profit before income tax		$23,133,628	$22,842,535	$(4,231,090)	$18,611,445
Items not affecting cash:
Depletion and depreciation		7,063,281	6,935,347	-	6,935,347
Finance expense	d)	12,542,177	12,335,356	475,074	12,810,430
Loss on warrant liability	c)	-	-	3,677,544	3,677,544
Share-based payment	e)	1,290,473	1,249,902	(561,974)	687,928
Unrealized foreign exchange (gain) loss	b)	(560,239)	(573,215)	640,446	67,231
Asset write-down		1,338,978	1,358,403	-	1,358,403
Changes in non-cash working capital items:
Trade and other receivables		2,355,464	2,316,623	-	2,316,623
Inventories		(7,886,408)	(7,756,361)	-	(7,756,361)
Advances and prepaid expenses		42,732	42,027	-	42,027
Trade payables and accrued liabilities		4,060,330	3,993,375	-	3,993,375
Cash flows provided by operating activities		43,380,416	42,743,992	-	42,743,992

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(29,673,714)	(29,184,394)	-	(29,184,394)
Restricted cash		(1,716,170)	(1,765,970)	-	(1,765,970)
Other		(6,240)	(6,137)	-	(6,137)
Cash flows used in investing activities		(31,396,124)	(30,956,501)	-	(30,956,501)

FINANCING ACTIVITIES
Repayment of long-term debt		(15,875,499)	(15,613,712)	-	(15,613,712)
Shares issued for cash		6,677,222	6,547,394	-	6,547,394
Cash flows used in financing activities		(9,198,277)	(9,066,318)	-	(9,066,318)

Effects of exchange rate changes on the balance of cash held in foreign currencies		-	243,922	-	243,922

Increase in cash		2,786,015	2,965,095	-	2,965,095
Cash, beginning of period		2,694,825	2,674,764	-	2,674,764
Cash, end of period		$5,480,840	$5,639,859	$-	$5,639,859

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

23.	TRANSITION TO IFRS (Continued)

Consolidated Statements of Financial Position

		At April 1, 2010

		Canadian GAAP	Translated to	IFRS
	Note	in C$	US dollar	adjustment	IFRS

ASSETS
Current
Cash		$2,694,825	$2,674,764	$-	$2,674,764
Trade and other receivables		6,319,583	6,272,539	-	6,272,539
Inventories	b)	6,420,154	6,372,361	-	6,372,361
Advances and prepaid expenses	b)	655,704	650,823	-	650,823
Due from related party		92,656	91,966	-	91,966
Total current assets		16,182,922	16,062,453	-	16,062,453

Equipment	b),g)	24,397,467	24,215,848	(24,215,848)	-
Resource properties	b),g)	41,698,893	41,388,479	(41,388,479)	-
Mineral properties, plant and equipment	f),g)	-	-	65,914,550	65,914,550
Total assets		$82,279,282	$81,666,780	$310,223	$81,977,003

LIABILITIES
Current
Trade payables and accrued liabilities		$4,403,822	$4,371,038	$-	$4,371,038
Vendor loan		1,758,120	1,725,000	-	1,725,000
Current portion of long-term debt		8,045,163	7,985,273	-	7,985,273
Total current liabilities		14,207,105	14,081,311	-	14,081,311

Deferred tax liabilities	h)	3,967,061	3,937,530	25,984	3,963,514
Long-term debt	d)	8,088,563	8,028,350	(553,275)	7,475,075
Other long-term liabilities	b)	1,035,590	1,027,881	-	1,027,881
Provision for site reclamation and closure	b),f)	929,382	922,464	310,223	1,232,687
Total liabilities		28,227,701	27,997,536	(217,068)	27,780,468

EQUITY
Issued capital		52,271,066	47,117,184	-	47,117,184
Convertible preference shares		13,586,780	13,665,620	-	13,665,620
Share-based payment reserve	e)	3,773,765	3,539,538	545,651	4,085,189
Share purchase warrants	c)	2,876,305	2,574,174	-	2,574,174
Foreign currency translation reserve	a)	-	3,817,495	(3,817,495)	-
Deficit	b),c),d),e)	(18,456,335)	(17,044,767)	3,799,135	(13,245,632)
		54,051,581	53,669,244	527,291	54,196,535
Total liabilities and equity		$82,279,282	$81,666,780	$310,223	$81,977,003

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

23.	TRANSITION TO IFRS (Continued)

Consolidated Statements of Financial Position

		At March 31, 2011

		Canadian GAAP	Translated to	IFRS
	Note	in C$	US dollar	adjustment	IFRS

ASSETS
Current
Cash		$5,480,840	$5,639,859	$-	$5,639,859
Restricted cash		1,716,170	1,765,970	-	1,765,970
Trade and other receivables		4,066,285	4,184,271	-	4,184,271
Inventories	b)	14,306,562	14,721,714	(399,939)	14,321,775
Advances and prepaid expenses	b)	609,843	627,540	(32,794)	594,746
Total current assets		26,179,700	26,939,354	(432,733)	26,506,621

Equipment	b),g)	27,293,120	28,085,120	(28,085,120)	-
Resource properties	b),g)	60,202,020	61,948,981	(61,948,981)	-
Mineral properties, plant and equipment	f),g)	-	-	87,203,035	87,203,035
Total assets		$113,674,840	$116,973,455	$(3,263,799)	$113,709,656

LIABILITIES
Current
Trade payables and accrued liabilities		$9,241,156	$9,509,290	$-	$9,509,290
Vendor loan		1,672,560	1,725,000	-	1,725,000
Current portion of long-term debt	g)	-	-	12,038,469	12,038,469
Warrant liability	c)	-	-	3,551,731	3,551,731

Total current liabilities		10,913,716	11,234,290	15,590,200	26,824,490

Deferred tax liabilities	h)	15,065,549	15,502,726	546,215	16,048,941
Long-term debt	d),g)	11,840,168	12,183,749	(12,183,749)	-
Other long-term liabilities	b)	1,050,942	1,081,438	-	1,081,438
Provision for site reclamation and closure	b),f)	1,258,233	1,294,745	312,400	1,607,145
Total liabilities		40,128,608	41,296,948	4,265,066	45,562,014

EQUITY
Issued capital		75,158,311	69,571,173	5,643,551	75,214,724
Share-based payment reserve	e)	4,216,577	4,022,392	(16,323)	4,006,069
Share purchase warrants	c)	1,163,625	1,099,729	(1,099,729)	-
Foreign currency translation reserve	a)	-	6,686,169	(6,686,169)	-
Deficit	b),c),d),e)	(6,992,281)	(5,702,956)	(5,370,195)	(11,073,151)
		73,546,232	75,676,507	(7,528,865)	68,147,642
Total liabilities and equity		$113,674,840	$116,973,455	$(3,263,799)	$113,709,656

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

23.	TRANSITION TO IFRS (Continued)

a)	Change in presentation currency

The Company has changed its presentation currency from the Canadian dollar to the US dollar. Prior to performing the required reconciliations of the impact of adoption of IFRS, the Company’s previously published consolidated financial statements (in accordance with Canadian GAAP) have been recast using methods consistent with IAS 21 - The Effects of Changes in Foreign Exchange Rates. Assets and liabilities have been recast to US dollars using period end exchange rates. Revenues, expenses, gains and losses have been recast into US dollars using the rate in effect on the date of the transaction or the average rate for the period. The effect of making these changes resulted in the recognition of an accumulated foreign currency translation reserve within equity of $3,817,495 and $6,686,169 at April 1, 2010 and March 31, 2011, respectively, and $2,868,674 for the year ended March 31, 2011. The Company has elected to apply the IFRS 1 exemption and has deemed all cumulative translation differences to be $nil and reallocated the balance to deficit at the transition date.

b)	Foreign currency translation

In connection with the adoption of IFRS, the Company assessed the functional currencies of each of its subsidiaries. The Company determined that under IFRS, the functional currency of the Company and each of its subsidiaries changed from Canadian dollars to US dollars effective April 1, 2010. The effect of this change resulted in changes to the measurement of non-monetary assets and liabilities for the periods subsequent to April 1, 2010. In addition, the amount of foreign exchange loss during the year ended March 31, 2011 relates to revaluation of non-US dollar monetary balances, while prior to the change in functional currency, the foreign exchange gain related to revaluation of non-Canadian dollar balances.

c)	Classification and measurement of share purchase warrants

On April 1, 2010, 11,352,780 share purchase warrants were outstanding and exercisable at a weighted average exercise price of C$0.65. As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative liability as the Company will receive a variable amount of US dollar equivalent cash when the share purchase warrants are exercised. Accordingly, the share purchase warrants have been reclassified as a warrant liability subsequent to the transition date and have been measured at fair value at the end of each reporting period with changes in fair value included in profit or loss. This resulted in a reclassification of $3,551,731 to warrant liability at March 31, 2011 and a loss of $3,677,544 during the year ended March 31, 2011. The share purchase warrant elimination amount of $1,099,729 at March 31, 2011 is the net figure resulting from exercises of the share purchase warrants during the year ended March 31, 2011. Under Canadian GAAP, these share purchase warrants were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized. Note that this adjustment resulted from the change in functional currency of the Company, rather than from differences between Canadian GAAP and IFRS.

d)	Recognition and amortization of transaction costs and reclassification of long-term debt

Under Canadian GAAP, the Company previously expensed all transaction costs related to the issuance of debt classified as other financial liabilities and measured at amortized cost. IFRS requires that such costs be accounted for as an adjustment to the recorded amount of the financial instrument at the time of initial recognition and amortized over the term of the instrument using the effective interest method. This resulted in $553,275 and $145,280 in transaction costs being reclassified to long-term debt at April 1, 2010 and March 31, 2011, respectively. The impact for the year ended March 31, 2011 was an increase in finance expense of $407,995.

e)	Share-based payment

Certain previously issued share options had not yet fully vested at the transition date. Consequently, these equity instruments do not fall within the scope of the IFRS 1 exemption pertaining to share-based payments and must be re- measured in accordance with IFRS 2 on a retrospective basis.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011
(Expressed in US dollars)

23.	TRANSITION TO IFRS (Continued)

This resulted in a $561,974 entry to share-based payments included in corporate and administrative expenses for the year ended March 31, 2011. The $16,323 adjustment to share-based payment reserve is net of the $545,651 effect of this IFRS at April 1, 2010.

f)	Measurement of provision for site reclamation and closure

Under IAS 37, a change in the current market-based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market-based rates. In addition, under Canadian GAAP, a credit adjusted risk-free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. This resulted in $310,223 and $312,400 adjustments to the provision and related asset at April 1, 2010 and March 31, 2011, respectively. The impact for the year ended March 31, 2011 was an increase in finance expense of $40,189.

g)	Presentation of financial statements

Certain differences exist between IFRS and Canadian GAAP with respect to how items are presented in the consolidated financial statements. A decision was made to combine equipment and resource properties as a single financial statement line item called mineral properties, plant and equipment resulting in a reclassification within long-term assets at the transition date and for subsequent periods. In accordance with IAS 37, accretion of provision for site reclamation and closure was reclassified as finance expense. Also, under Canadian GAAP, debt that was refinanced subsequent to a reporting period was allowed to be classified as non-current, IFRS does not include such considerations. As such, the Gold Loan, which was refinanced on June 1, 2011, is required to be classified as a current liability at March 31, 2011.

h)	Taxation

Under IAS 12 - Income taxes, deferred tax has been recognized on temporary differences arising from differences between the functional currency in which an asset or liability is reported and its tax basis as determined in its local currency, translated at current exchange rates. Under Canadian GAAP, a deferred income tax asset or liability is not recognized for such temporary differences. In addition, under IFRS the re-measurement of the provision for closure and reclamation and the related asset resulted in changes to temporary differences and the deferred tax liability. The impact of this change resulted in adjustments of $25,984 and $546,215 to the deferred tax liability at April 1, 2010 and March 31, 2011, respectively.

24.	SUBSEQUENT EVENTS

On January 26, 2012, 3,500,000 share options were granted to directors and officers of the Company, which carry an exercise price of C$2.56 and expire on January 26, 2017.

Subsequent to December 31, 2011, a total of 1,440,000 share options with exercise prices ranging between C$0.70 and C$2.50 have been exercised. The total proceeds received from these share option exercises were $1,561,750.